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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                             Vanguard Airlines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92201B109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 J.F. Shea Company, Inc. c/o Edmund H. Shea, Jr.
                 655 Brea Canyon Road, Walnut, California 91789
                                 (909) 594-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 2 of Pages 12
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Reporting Persons (entities only)

          J.F. Shea Company, Inc.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          California
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  16,845,814
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 0 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  16,845,814
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 0 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          16,845,814 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          50.36%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 3 of Pages 12
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1)   Names of Reporting Persons

          Edmund H. Shea, Jr.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  5,000
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 16,845,814 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  5,000
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 16,845,814 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          16,850,814 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          50.38%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 4 of Pages 12
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1)   Names of Reporting Persons

          John F. Shea
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 16,845,814 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 16,845,814 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          16,845,814 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          50.36%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 5 of Pages 12
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1)   Names of Reporting Persons

          Peter O. Shea, Jr.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 16,845,814 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 16,845,814 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          16,845,814 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          50.36%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 6 of Pages 12
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1)   Names of Reporting Persons

          James G. Shontere
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 16,845,814 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 16,845,814 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          16,845,814 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          50.36%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 533 Mexico City Avenue, Kansas City, Missouri 64153.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Company, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea and James G. Shontere (collectively, the "Reporting Persons").

         JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:


                                                                                            PRINCIPAL
      NAME AND                                                                            OCCUPATION OR
     OFFICE HELD                  BUSINESS ADDRESS             CITIZENSHIP                  EMPLOYMENT

John F. Shea                     655 Brea Canyon Rd.               USA               President of JFSCI
President and Director           Walnut, CA 91789

Edmund H. Shea, Jr.              655 Brea Canyon Rd.               USA               Vice President of JFSCI
Vice President and               Walnut, CA 91789
Director

Peter O. Shea                    655 Brea Canyon Rd.               USA               Vice President of JFSCI
Vice President and               Walnut, CA 91789
Director

James G. Shontere                655 Brea Canyon Rd.               USA               Secretary/Treasurer of
Secretary/Treasurer              Walnut, CA 91789                                    JFSCI
and Director



         (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 13, 2001, JFSCI arranged for the issuance of an irrevocable letter of credit in the amount of $2,000,000 in favor of a commercial bank for the account of the Issuer. In exchange for the arrangement of the issuance of the letter of credit, JFSCI received a warrant to purchase 2,000,000 shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the securities to increase JFSCI's interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

         The Reporting Persons are regularly engaged in the business of investing in publicly held and private companies. In connection with their investments, the Reporting persons analyze the operations, capital structure and markets of the companies in which they invest, including the Issuer. As a result of these analytical activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with the Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Persons believe that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with Frontier Airlines or others, including possible business combinations.

         Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corpo-rate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corres-ponding thereto or other actions which may impede the acquisi-tion of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         According to information furnished by the Issuer in its most recent Form 10-Q, there were 19,469,144 shares of Common Stock issued and outstanding as of September 30, 2000. To the best of our knowledge, since September 30, 2000, the Issuer has issued a total of 1,103,593 shares of Common Stock (548,388 shares to JFSCI, and 555,205 shares to the Hambrecht 1980 Revocable Trust, pursuant to anti-dilution provisions of a Unit Purchase Agreement, dated September 8, 2000, by and between Issuer, JFSCI and the Hambrecht 1980 Revocable Trust), thereby increasing the total issued and outstanding shares of Common Stock to 20,572,737. Based on such information, after taking into account the transactions described herein, the Reporting Persons report the information set forth below.


         (a), (b) The Reporting Persons' power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:


                                        Voting                                Disposition
-----------------------------------------------------------------------------------------------------
COMMON STOCK                    Sole               Shared               Sole                Shared
------------                    ----               ------               ----                ------

Edmund H. Shea, Jr.          5,000               16,845,814          5,000               16,845,814*

JFSCI                        16,845,814             -0-              16,845,814             -0-

Peter O. Shea                   -0-              16,845,814             -0-              16,845,814**

John F. Shea                    -0-              16,845,814             -0-              16,845,814**

James G. Shontere               -0-              16,845,814             -0-              16,845,814**


         * Represents approximately 50.38% of the sum of the Common Stock outstanding as of the Issuer's most recent 10-Q filing and the 1,103,593 shares of Common Stock issued since September 30, 2000, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

         Mr. Edmund Shea also shares voting and dispositive power with respect to 15,000 shares of the Issuer held by Siam with the other partners of Siam. Siam is a California limited partnership with its principal business and principal office at 655 Brea Canyon Road, Walnut, California 91789. The General Partner of Siam is E&M RP Trust, for which Mr. Edmund Shea is the trustee. Siam's principal business consists of investment activities. During the last five years, neither Siam nor any of its partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Siam nor any of its partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

         ** Mr. Peter Shea, Mr. John Shea and Mr. John Shontere may be deemed to be the beneficial owners of the 16,845,814 shares of Common Stock owned by JFSCI by virtue of their stock ownership in JFSCI and their positions as directors and executive officers of JFSCI.

         Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group. All Reporting Persons, with the exception of JFSCI, disclaim membership in a group and disclaim beneficial ownership in the 16,845,814 shares of Common Stock owned by JFSCI.

         (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3, 4 and 6.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         JFSCI holds 3,970,473 shares of Common Stock of Issuer. JFSCI holds 151,200 shares of the Issuer's Series A Preferred Stock, immediately convertible into 1,292,760 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among the Issuer, JFSCI and other purchasers. JFSCI holds 50,000 shares of the Issuer's Series B Preferred Stock, immediately convertible into 3,205,128 shares of Common Stock, which was purchased pursuant to the Unit Purchase Agreement dated December 15, 2000, by and among the Issuer, JFSCI and other purchasers. JFSCI also holds warrants to purchase 8,377,453 shares of

         Common Stock, immediately exercisable, of which a warrant to purchase 2,000,000 shares of Common Stock was acquired in the February 13, 2001 transaction referred to in Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following  transactional  documents are filed as an Exhibit to this
         Schedule 13D:

         1. Joint Filing Undertaking, dated December 22, 2000, between Edmund H. Shea, Jr., Peter O. Shea, John F. Shea, James G. Shontere and J.F. Shea Company, Inc., incorporated by reference to Exhibit A of Amendment 4 to the Schedule 13D of J.F. Shea Company, Inc., reporting acquisition of the Issuer's Common Stock;


         2. Warrant for the Purchase of Shares of Common Stock, dated February 13, 2001, by and between the Issuer and J.F. Shea Company, Inc.;

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 22, 2001.

                                     J.F. SHEA COMPANY, INC.


                                     By: /s/ EDMUND H. SHEA, JR.
                                        ---------------------------------------
                                        Name:       Edmund H. Shea, Jr.
                                        Title:      Vice President



                                        /s/ EDMUND H. SHEA, JR.
                                        ----------------------------------------
                                                    Edmund H. Shea, Jr.



                                        /s/ PETER O. SHEA
                                        ----------------------------------------
                                                    Peter O. Shea



                                        /s/ JOHN F. SHEA
                                        ----------------------------------------
                                                    John F. Shea



                                        /s/ JAMES G. SHONTERE
                                        ----------------------------------------
                                                    James G. Shontere

                                                                       EXHIBIT 2

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE SECURITIES ACT AND BLUE SKY LAWS.


                             VANGUARD AIRLINES, INC.


                            WARRANT FOR THE PURCHASE
                            OF SHARES OF COMMON STOCK

No. PB-87                                                      February 13, 2001

         VANGUARD AIRLINES, INC., a Delaware corporation (the "COMPANY"), hereby certifies that, for value received, J.F. SHEA CO., INC. AS NOMINEE 1998-19, the transferee who has received this warrant (the "WARRANT") in compliance with applicable law and the terms hereof (the "HOLDER"), is entitled, on the terms set forth below, to purchase from the Company, on or before the Expiration Time (as defined in Section 18 below) two million (2,000,000) shares of Common Stock, par value $0.001 per share, of the Company at a price of $1.17 per share, subject to adjustment as provided below (the "EXERCISE PRICE").

         1. REIMBURSEMENT AGREEMENT. This Warrant is one of the "Warrants" referred to in the Reimbursement Agreement dated as of February 13, 2001, by and between the Company, the Holder and The Hambrecht 1980 Revocable Trust (the "REIMBURSEMENT AGREEMENT"). Any capitalized term used but not defined herein shall have the meaning ascribed to it in the Reimbursement Agreement.

         2.       EXERCISE OF WARRANT.

                  (a) INITIAL VESTING. The Holder may exercise this Warrant, in whole or in part, at any time or from time to time on any business day prior to the Expiration Date (as defined herein), for four hundred thousand (400,000) shares of Common Stock.

                  (b) SUBSEQUENT VESTING. On any business day beginning immedi-ately after the end of each Measurement Period (as defined below) and prior to the Expiration Date, the Holder may exercise this Warrant, in whole or in part, at any time or from time to time, as to an additional number of shares of Common Stock equal to (i) the product of (A) the average daily Gross Exposure (as defined in that certain Security Agreement by and between the Company, the Holder and The Hambrecht 1980 Revocable Trust of even date herewith (or the schedules or exhibits thereto), subject to Section 9(b) hereof) during the Measurement Period and (B) one-tenth (0.1), divided by (ii) $1.17.
Notwithstanding the preceding sentence, in no event shall this Warrant be exercisable for more than two million (2,000,000) shares of Common Stock. For the purposes of this Warrant, "MEASUREMENT PERIOD" shall mean the 90 day period commencing on the date of this Warrant and each succeeding 90 day period thereafter prior to the Termination Date.

                  (c) The Holder may exercise any shares then exercisable by surrendering this Warrant to the Company at its principal office, with a duly executed Subscription Form (in substantiality the form attached hereto), together with payment of the sum obtained by multiplying the number of shares of Common Stock to be purchased by the Exercise Price then in effect. Promptly after such exercise, the Company shall issue and deliver to or upon the order of the Holder a certificate or certificates for the number of shares of Common Stock issuable upon such exercise, and the Company will pay all issue or transfer taxes in connection with the issue thereof. To the extent permitted by law, this Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided herein, even if the Company's stock transfer books are at that time closed, and the Holder shall be treated for all purposes as the holder of record of the Common Stock to be issued upon such exercise as of the close of business on such date. Upon any partial exercise, the Company will issue to or upon the order of the Holder a new Warrant for the number of shares of Common Stock as to which this Warrant has not been exercised.

                  (d) NET ISSUE EXERCISE. In lieu of exercising this Warrant pursuant to Section 2(c), the Holder may elect to receive, without the payment by the Holder of any additional consideration, shares of Common Stock equal to the value of this Warrant (or the portion thereof being canceled) by surren-der of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the holder hereof a number of shares of Common Stock computed using the following formula:

                                   X = Y (A-B)
                                       -------
                                          A

         Where:            X =     The number of shares of Common Stock to be
                                   issued to the Holder pursuant to this net exercise;

                           Y = The number of Shares in respect of which the net issue election is made;

                           A = The fair market value of one share of the Common Stock at the time the net issue election is made;

                           B = The Exercise Price (as adjusted to the date of the net issuance).

For purposes of this Section 2, the fair market value of one share of Common Stock as of a particular date shall be determined as follows: (i) if traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) day period ending three (3) days prior to the net exercise election; (ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) day period ending three (3) days prior to the net exercise; and (iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Company.

         3. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of shares of Common Stock subject to this Warrant (and all other adjustment to exercise price and shares herein as appropriate) shall be subject to adjustment from time to time as follows:

                  (a) ADJUSTMENT FOR CHANGE IN CAPITAL STOCK. If at any time the Company:

                       (i) pays a dividend or makes a distribution on its Common Stock in shares of its Common Stock;

                       (ii) subdivides its outstanding shares of Common Stock into a greater number of shares;

                       (iii) combines its outstanding shares of Common Stock into a smaller number of shares;

                       (iv) makes a distribution on its Common Stock in shares of its capital stock other than Common Stock; or

                       (v) issues by reclassification of its Common Stock any shares of its capital stock;

then the Exercise Price in effect immediately prior to such action shall be adjusted so that the Holder may receive upon exercise of the Warrant and payment of the same aggregate consideration the number of shares of capital stock of the Company which the Holder would have owned immediately following such action if the Holder had exercised the Warrant immediately prior to such action.

         The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (b) ADJUSTMENT FOR DILUTIVE ISSUANCE. If the Company shall issue, after the date hereof any Additional Stock (as defined below) without consideration or for a consideration per share less (including for an exercise price or conversion price with respect to options, warrants or similar rights) than the Exercise Price for the Shares, the Exercise Price in effect immediately prior to each such issuance shall forthwith be adjusted to a price equal to the price paid per share for such Additional Stock. The term "Additional Stock" shall mean any and all shares of equity securities or options, warrants or similar rights therefor issued after the date hereof, other than shares of stock issuable pursuant to (i) options, warrants, or other similar rights outstanding on the date hereof, or (ii) stock options hereafter granted to officers, directors, employees or consultants of the Company pursuant to the Company's stock option plan.

                  (c) REORGANIZATION, CONSOLIDATION OR MERGER. In the event of any consolidation or merger of the Company with or into another corporation (other than a merger in which  merger the  Company is the  continuing  corporation  and that does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock issuable upon exercise of this Warrant) or in the event of any sale, lease, transfer or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, the Company shall cause effective provisions to be made so that the Holder shall have the right thereafter, by exercising this Warrant, to purchase the kind and amount of shares of stock and other securities and property (including cash) receivable upon such capital reorganization and other change, consolidation, merger, sale, lease, transfer or conveyance by a holder of the number of shares of Common Stock that might have been received upon exercise of this Warrant immediately prior to such capital reorganization, change, consolidation, merger, sale, lease, transfer or conveyance. Any such provision shall include provisions for adjustments in respect of such shares of stock and other securities and property that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section 3(c) shall similarly apply to successive capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales, leases, transfers or conveyances. In the event that in connection with any such capital reorganization, or change, consolidation, merger, sale, lease, transfer or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for, or of, a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Section 3(a) hereof.

                  (d) MINIMAL ADJUSTMENTS. No adjustment in the Exercise Price and/or the number of shares of Common Stock subject to this Warrant need be made if such adjustment would result in a change in the Exercise Price of less than one percent (1%) or the Exercise Price (the "ADJUSTMENT THRESHOLD AMOUNT") or a change in the number of subject shares of less than one (1) share. Any adjustment which is less than the Adjustment Threshold Amount and not made shall be carried forward and shall be made, together with any subsequent adjustments, at the time when (a) the aggregate amount of all such adjustments is equal to at least the Adjustment Threshold Amount or (b) the Warrant is exercised.

                  (e) DEFERRAL OF ISSUANCE OR PAYMENT. In any case in which an event covered by this Section 3 shall require that an adjustment in the Exercise Price be made effective as of a record date, the Company may elect to defer until the occurrence of such event (i) issuing to the Holder, if this Warrant is exercised after such record date, the shares of Common Stock and other capital stock of the Company, if any, issuable upon such exercise over and above the shares of Common Stock or other capital stock of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment, and (ii) paying to the Holder by check any amount in lieu of the issuance of fractional shares pursuant to Section 7 hereof.

                  (f) WHEN NO ADJUSTMENT REQUIRED. No adjustment need be made for a change in the par value or no par value of the Common Stock. To the extent the Warrants become exercisable into cash, no adjustment need be made thereafter as to the cash, and interest will not accrue on the cash.

                  (g) CERTIFICATE AS TO ADJUSTMENTS. Upon the occurrence of each adjustment or readjustment of the Exercise Price pursuant to this Section 3, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing the facts upon which such adjustment or readjustment is based. The Company shall, upon written request at any time of the Holder, furnish or cause to be furnished to the Holder a like certificate setting forth
(a) such adjustments and readjustments, (b) the then effective Exercise Price and number of shares of Common Stock subject to the Warrant, and (c) the then effective amount of securities (other than Common Stock) and other property, if any, which would be received upon exercise of the Warrant.

                  (h) NOTICE OF ADJUSTMENT. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the holder of such even and of the number of shares of Preferred Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

         4. REGISTRATION RIGHTS. Shares of the Company's Common Stock issued or issuable pursuant to the exercise of this Warrant shall be deemed to be "Registrable Securities" for purposes of that certain Unit Purchase Agreement, dated as of September 8, 2000, and amended as of the date hereof, among the Company and the persons named therein (the "Registration Rights Agreement"), as such agreement may be subsequently amended or restated or consolidated with other similar agreements granting registration rights in the securities of the Company, and the holder of such shares shall have all the rights, subject to the obligations, of a holder of Registrable Securities pursuant to the Registration Rights Agreement, and shall be treated for all purposes as a holder of Registrable Securities under and subject to the terms of the Registration Rights Agreement.

         5. RIGHTS OF THE HOLDER. The Holder shall not, solely by virtue of this Warrant, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a stockholder of the Company on any matters or with respect to any rights whatsoever as a stockholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the shares of Common Stock purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised in accordance with its terms.

         6. NO IMPAIRMENT. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against dilution or other impairment.

         7. NO FRACTIONAL SHARES. No fractional share shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of exercise (as determined in good faith by the Board of Directors of the Company). The fair market value of a fraction of a share is determined by multiplying the fair market price of a full share by the fraction of a share, rounded to the nearest cent.

         8. RESERVATION OF STOCK ISSUABLE ON EXERCISE OF WARRANT. The Com-pany will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, all such shares of Common Stock or other shares of capital stock, from time to time issuable upon the exercise of this Warrant. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of this Warrant, the Company will use its best efforts to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes. All shares that may be issued upon exercise of the rights represented by this Warrant and payment of the Exercise Price, all as set forth herein, will be free from all taxes, liens and charges in respect of the issue of such shares (other than taxes in respect of any transfer occurring contemporaneously with such exercise and payment or otherwise specified herein). All such shares shall be duly authorized and when issued, sold and delivered in accordance with the terms of the Warrant for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer set forth in this Warrant and applicable state and federal securities laws.

         9.       COVENANTS OF THE COMPANY.

                  (a) The Company shall cause a report of the daily Gross Exposure in each Measurement Period (each, an "EXPOSURE REPORT") to be delivered by Boatmen's POS and MNB to the Holder at the address specified in Section 14 hereof within 30 days of the end of such Measurement Period so long as this Warrant remains subject to additional vesting. In the event that the Holder has not received an Exposure Report within 30 days after the end or any Measuring Period, then, notwithstanding anything else contained herein, for the purposes of this Warrant, the daily Gross Exposure throughout such period shall at the Holder's election, be deemed to be four million dollars ($4,000,000).

         10.      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

         The Company hereby represents and warrants to and for the benefit of the Purchaser as follows:

                  (a) AUTHORIZATION. All corporate action on the part of the Company and its directors necessary for the authorization, execution, issuance and delivery by the Company of this Warrant and the performance of the Company's obligations hereunder. This Warrant, when executed and delivered by the Company, shall constitute a valid and binding obligation of the Company enforceable in accordance with its terms. The shares of Common Stock issuable upon exercise of this Warrant, when issued in compliance with the provisions of this Warrant and the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate"), will be validly issued, fully paid and nonassessable and free of any liens or encumbrances.

                  (b) COMPLIANCE WITH OTHER INSTRUMENTS. The Company is not in violation of any term of its Restated Certificate, By-Laws or any statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement, the creation and issuance of this Warrant and the issuance of the shares of Common Stock pursuant to an exercise of the Warrant will not result in any such violation, or be in conflict with or constitute a default under any such term, or result in the creation of any mortgage, pledge, lien, encumbrance, or charge upon any of the properties or assets of the Company or contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument to which it is a party or by which it is bound.

                  (c) GOVERNMENTAL CONSENTS. All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in accordance with the valid execution, delivery, offer, sale or issuance of this Warrant and the capital stock issuable upon exercise of the Warrant, have been obtained, except for the filing of notices pursuant to Regulation D under the Securities Act, and any filing required under applicable state securities laws which will be effective by the time required thereby.

                  (d) OFFERING. Assuming the accuracy of the representations and warranties of the Purchaser contained in Section 19 hereof, the offer, issue, and sale of the Warrant are and will be exempt from the registration and prospectus delivery requirements of the Securities Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

         11. NOTICES OF RECORD DATE. Upon (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any transfer of all or substantially all the assets of the Company to any other person, or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to the Holder at least twenty (20) days, or such longer period as is required by law, prior to the record date, a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (ii) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (iii) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other capital stock at that time receivable upon exercise of the Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

         12. EXCHANGES OF WARRANT. Upon surrender for exchange of this Warrant (in negotiable form, if not surrendered by the Holder named on the face hereof) to the Company at its principal office, the Company, at its expense, will issue and deliver a new Warrant or Warrants calling in the aggregate for the same number of shares of Common Stock, in the denomination or denominations requested, to or on the order of such Holder upon payment by such Holder of any applicable transfer taxes; PROVIDED that any transfer of the Warrant shall be subject to the conditions on transfer set forth herein.

         13. REPLACEMENT OF WARRANT. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement in such reasonable amount as the Company may determine, or (in the case of mutilation) upon surrender and cancellation hereof, the Company, at its expense, shall issue a replacement.

         14. NOTICES. Any notice required or permitted under this Agree-ment shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit with the United States Post Office, postage prepaid, addressed to the Company at 533 Mexico City Avenue, Kansas City, MO 64153, or to the Holder at 655 Brea Canyon Road, Walnut, CA 91789, Attention:
Edmund H. Shea, Jr. or at such other address as the Company or any Holder may designate by ten (10) days advance written notice to the other party.

         15. MODIFICATION; WAIVER. Except as provided in this Warrant, no modification or waiver of any provision of this Warrant or consent to departure therefrom shall be effective unless in writing and approved by the Company and the Holder.

         16. TITLES AND SUBTITLES. The titles and subtitles used in this Warrant are used for convenience only and are not to be considered in construing or interpreting this Warrant.

         17. GOVERNING LAW. This Warrant shall be construed in accordance with and governed by and under the laws of the State of California as applied to contracts made and to be performed entirely within the State of California.

         18. EXPIRATION TIME. This Warrant will be wholly void and of no effect after 5:00 p.m. (San Francisco time) February 13, 2008 (the "EXPIRATION TIME").

         19. TRANSFER RESTRICTIONS. The Company is relying upon an exemption from registration of this Warrant and the shares of Common Stock issuable upon exercise hereof under the Securities Act and applicable state securities laws. The Holder by acceptance hereof represents that the Holder understands that neither this Warrant nor the Common Stock issuable upon exercise hereof has been registered with the Securities and Exchange Commission nor under any state securities law. By acceptance hereof, the Holder represents and warrants that
(a) it is acquiring the Warrant (and the shares of Common Stock or other securities issuable upon exercise hereof) for its own account for investment purposes and not with a view to distribution, (b) has received all such information as the Holder deems necessary and appropriate to enable the Holder to evaluate the financial risk inherent in making an investment in the Company, and satisfactory and complete information concerning the business and financial condition of the Company in response to all inquiries in respect thereof, (c) the Holder's acquisition of shares upon exercise hereof will be a highly speculative investment, (d) the Holder is able, without impairing its financial condition, to hold such shares for an indefinite period of time and to suffer a complete loss of the Holder's investment, and (e) the Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquisition of this Warrant and the shares issuable upon exercise hereof and of making an informed investment decision with respect thereto.

         This Warrant may not be exercised and neither this Warrant nor any of the shares issuable upon exercise of the Warrant, nor any interest in either, may be sold, assigned, pledged, hypothecated, encumbered or in any other manner transferred or disposed of, in whole or in part, except in compliance with applicable United States federal and state securities or Blue Sky laws and the terms and conditions hereof. Each Warrant or each certificate representing shares of Common Stock or other securities issued upon exercise of this Warrant shall have conspicuously endorsed on its face, at the time of its issuance, such legends as counsel to the Company deems necessary or appropriate, including without limitation the legend set forth on the top of the first page of this Warrant. Any certificate for any securities issued at any time in exchange or substitution for any certificate for any shares of Common Stock bearing such legend shall also bear such legend unless, in the opinion of counsel for the Company, the securities represented thereby need no longer be subject to the restriction contained herein.

                  a. Notwithstanding the provisions of paragraphs (i) and (ii) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to (i) an underwriter acceptable to the Company for immediate exercise by such underwriter in connection with a fully underwritten public offering of the Company's Common Stock underlying this Warrant (ii) a partner (or retired partner) or "affiliate" (as defined under the Securities Exchange Act of 1934) of the Holder or (iii) transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors of any such partner, retired partner or affiliate, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were a purchaser hereunder.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed and delivered on the date first set forth above.

                                       VANGUARD AIRLINES, INC.


                                       By:
                                            ------------------------------------


                                       Name:
                                              ----------------------------------


                                       Title:
                                               ---------------------------------

                                SUBSCRIPTION FORM

[To be executed if holder desires to exercise the Warrant]



         The undersigned, holder of this Warrant, (1) hereby irrevocably elects to exercise the right of purchase represented by this Warrant for, and to purchase thereunder, ____________ full shares of the Common Stock of Vanguard Airlines, Inc. provided for therein, (2) makes payment in full (as permitted in Section 2 of the Warrant) of the purchase price of such shares, (3) requests that certificates for such shares be issued in the name of


            ---------------------------------------------------------
                         (Please print name and address)


            ---------------------------------------------------------
           (Please insert social security or other identifying number)


and (4) if said number of shares shall not be all the shares purchasable thereunder, requests that a new Warrant for the unexercised portion of this Warrant be issued in the name of and delivered to:

            ---------------------------------------------------------

            ---------------------------------------------------------
                         (Please print name and address)



Dated:
         ------------------------------           ------------------------------


                                               By:
                                                  ------------------------------



                                               ---------------------------------
                                               Title